SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

WRIGHT INVESTORS’ SERVICE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

982345100

(CUSIP Number)

Joseph H. Moglia

c/o Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982345100	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,165,877
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,165,877
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,165,877
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Wright Investors’ Service Holdings, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 177 West Putnam Avenue, Greenwich, Connecticut 06830.

Item 2. Identity and Background.

This Statement is filed by Mr. Joseph H. Moglia. Mr. Moglia’s principal occupation is serving as Chairman of TD Ameritrade, a securities brokerage firm, Head Football Coach for Coastal Carolina University and Chairman of Fundamental Global Investors, LLC, a registered investment adviser. Mr. Moglia is a citizen of the United States of America, and his principal business address is c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The address of TD Ameritrade is 200 S. 108th Avenue, Omaha, Nebraska 68154.

During the last five years, Mr. Moglia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Moglia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Mr. Moglia, including brokerage commissions, was approximately $1,952,218. The source of funds was personal funds.

Item 4. Purpose of Transaction.

Mr. Moglia acquired the Common Stock reported in this Statement for investment purposes. Mr. Moglia may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock he holds in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable. Mr. Moglia may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as he may deem advisable, subject to applicable law.

Mr. Moglia may engage in discussions with the board and management of the Company regarding its business and affairs. Except as set forth herein, Mr. Moglia does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Moglia reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investment in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)  Mr. Moglia beneficially owns in the aggregate 1,165,877 shares of Common Stock, which represents approximately 5.9% of the Company’s outstanding shares of Common Stock. Mr. Moglia directly holds the shares of Common Stock disclosed as beneficially owned by him in this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 19,744,321 shares of Common Stock reported by the Company as outstanding as of August 7, 2019 in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

(b) Mr. Moglia beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by Mr. Moglia in this Statement.

(c) On August 30, 2019, Mr. Moglia purchased 500,000 shares of Common Stock, at a purchase price of $0.42 per share, from certain stockholders of the Company in a privately negotiated transaction pursuant to the terms of a Stock Sale and Purchase Agreement dated as of August 30, 2019, which is filed herewith as Exhibit 99.1 (the “Share Purchase”). Other than the Share Purchase, no transactions have been effected by Mr. Moglia in the Common Stock during the past 60 days.

CUSIP No. 982345100	13D	Page 4 of 5 Pages

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 5(c) above is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

99.1	Stock Sale and Purchase Agreement, dated as of August 30, 2019.

CUSIP No. 982345100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 12, 2019

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia